UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-16503
Willis Group Holdings Limited*
(Exact name of registrant as specified in its charter)
c/o Willis Group Limited, 51 Lime Street, London, EC3M 7DQ, England and Wales
(011) 44-20-3124-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, par value $0.000115
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐
Approximate number of holders of record as of the certification or notice date: 1

*
This Form 15 relates solely to the reporting obligations of Willis Group Holdings Limited, which is a wholly-owned subsidiary of Willis Group Holdings Public Limited Company, under the Securities Exchange Act of 1934 (the “Exchange Act”), and does not affect the reporting obligations of Willis Group Holdings Public Limited Company as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Willis Group Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WILLIS GROUP HOLDINGS LIMITED
Date: January 19, 2010	By:	/s/ Adam G. Ciongoli
Adam G. Ciongoli
President